LATHROP
& GAGE L.C.

JACK MERRITTS (720) 931-3217 EMAIL: JMERRITTS@LATHROPGAGE.COM WWW.LATHROPGAGE.COM	REPUBLIC PLAZA 370 17TH STREET, SUITE 4650 DENVER, COLORADO 80202-5607 (720) 931-3200, FAX (720) 931-3201

July 31, 2006

VIA FEDERAL EXPRESS

Ms. Tracie Towner
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010

Re:       Unioil/Response to Comment Letter of June 27, 2006
            File No. 0-10089

Dear Ms. Towner:

          As you have requested, we are forwarding to you with this letter a draft of Amendment No. 1 to the annual report of Unioil on Form 10-KSB for the fiscal year ending December 31, 2005 in response to comments 2 through 10 of the letter to Unioil dated June 27, 2006 from your office.

          Comment 1 of that letter has already been satisfied with the filing of our letters of correspondence dated December 30, 2005, January 9, 2006 and February 1, 2006 with the SEC on EDGAR on July 12, 2006.

          We have also enclosed with this letter a copy of Amendment No. 1 to the quarterly report on Form 10-QSB for the period ending March 31, 2006 in response to comment 4 of your letter to Unioil as you requested for your review prior to filing that document on EDGAR.

          The Explanatory Notes inserted after the cover sheet of both of the amended reports enclosed identify the specific items or sections of the reports and attached financial statements which were modified to address the numbered comments in the letter of June 27, 2006 from your office.

Ms. Tracie Towner
July 31, 2006

          Please contact me with any questions or comments you may have.

                                                                                                    Very truly yours,

                                                                                                    LATHROP & GAGE L.C.

                                                                                                    By:  /s/ Jack M. Merritts

                                                                                                            Jack M. Merritts

:sy
Enclosures
cc:        Charles E. Ayers, Jr.

bcc:      Jennifer Maliar